Philips provides update of financial results in its Lighting and Consumer Lifestyle businesses

June 22, 2011
Amsterdam, the Netherlands – Following weaker market demand, mainly in Western Europe, Royal Philips Electronics (NYSE: PHG, AEX: PHI) today updates the market on the financial performance of the company.

Reflecting weaker than expected market conditions, especially in the consumer sector in Western Europe and construction activity in mature markets, Lighting is expected to report low single-digit comparable sales growth in the second quarter of 2011. Next to tempered sales growth and pressure on margins, incremental investments in innovation and marketing will adversely impact EBITA, which is estimated to be around EUR 85 million in the quarter.

In Consumer Lifestyle, the traditional consumer electronics market, in particular in Western Europe, is facing ongoing weak demand, declining license revenues and the impact of the TV disentanglement. This will more than offset double-digit growth in Personal Care and Health & Wellness, resulting in an expected low-single digit sales decline. Combined with the decline in license income and the increased spend in advertising and promotion, the EBITA is estimated to be around EUR 50 million in the quarter.

Additionally, the company will announce further decisive actions shortly, including a company-wide cost reduction program as part of the already launched ‘Accelerate’ performance improvement program.

Following the announced departure of Rudy Provoost, Lighting will be led by Frans van Houten and Ron Wirahadiraksa per 1st of July until the appointment of a new Lighting CEO and CFO respectively.  This will avoid a leadership vacuum in a critical phase for our business. Mr. Provoost will remain available for ongoing support and advice as a member of the Board of Management until September 30, 2011.

The company will report second-quarter earnings on July 18, 2011.

For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.